EXHIBIT 99.1

March 3, 2026

Ms. Nancy Willis

Hugoton Royalty Trust

Argent Trust Company, Trustee

3838 Oak Lawn Avenue, Suite 1720

Dallas, TX 75219

Re:	Evaluation Summary - SEC Pricing Hugoton Royalty Trust Underlying Interests Various States Proved Reserves As of December 31, 2025

Dear Ms. Willis:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the underlying interests subject to the Hugoton Royalty Trust. These properties are located in Kansas, Oklahoma and Wyoming. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves for the underlying interests subject to the Hugoton Royalty Trust.

This report, completed on March 3, 2026, utilized an effective date of December 31, 2025, and was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and the other rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This report has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts for the reserves are summarized below:

		Proved
		Developed
		Producing
Net Reserves
Oil	- Mbbl	1,649.7
Gas	- MMcf	55,517.1
NGL	- Mbbl	499.3
Revenue
Oil	- M$	103,643.4
Gas	- M$	155,928.9
NGL	- M$	9,699.3
Severance and
Ad Valorem Taxes	- M$	21,545.3
Operating Expenses	- M$	129,017.0
Investments	- M$	0.0
Operating Income (BFIT)	- M$	118,709.4
Discounted at 10%	- M$	59,833.5

Evaluation Summary

As of December 31, 2025

In accordance with the SEC guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The annual average Henry Hub spot market gas price of $3.387 per MMBtu and the annual average WTI Cushing spot oil price of $65.34 per barrel were used in this report. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. Oil and gas prices were held constant and were adjusted for each property based on historical differentials. NGL prices were forecast as fractions of the above SEC oil price. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $62.83 per barrel of oil, $2.81 per Mcf of gas, and $19.43 per barrel of NGL

Operating expenses were supplied by Mach Natural Resources (“Mach”) and reviewed for reasonableness. No overhead costs were included on properties operated by Mach. Severance taxes and ad valorem taxes were forecast by state based on statutory rates or actual rates. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations) as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Mach and Argent Trust. Ownership interests were supplied by Mach and Argent Trust and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to Hugoton Royalty Trust as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Evaluation Summary

As of December 31, 2025

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

By	/s/ J. ZANE MEEKINS__
J. Zane Meekins, P.E.
Executive Vice President